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The Station

Regulation Crowdfunding

Goal: Up
to $5,000,000
for Equity

INVEST

Start Date May 3, 2024

End Date July 31, 2024

The Deal   Shop Talk   Local Buzz   Q&A

Why fund our local story

➤ 8% - 9% Preferred Return (based on size of investment)

➤ 70/30 distribution split favoring investors towards preferred return payments and return of capital

➤ Premium location
　◆ Within walking distance of vibrant downtown Travelers Rest, SC

INVEST

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

◆ Directly on the bustling Swamp Rabbit Trail

➤ Compelling expansion plans

  ◆ 16 Suites
  ◆ 4 Treehouses
  ◆ Food Hall
  ◆ Event Venue
  ◆ Indoor/outdoor Barn

➤ Attractive Proof of Concept

  ◆ Strong operational and marketing foundation
  ◆ Collaborative and engaged community partnerships
  ◆ Happy + loyal guests

➤ Accomplished team

  ◆ Over 40 years of hospitality and development experience
  ◆ $200M+ in projects managed

Overview

About The Station

Purpose

Driven by clear insights and opportunities, Compo Hotels will create a beautiful, well-planned property + brand with high growth potential, built to maximize the enjoyment of the surrounding natural resources and community while delivering on travelers' high expectations.

Brand Essence

We combine upscale, thoughtfully designed lodging and event venues with personalized service and stewardship to create unforgettable guest experiences rooted in the power — and peace — of nature.

Value Proposition

At Compo Hotels, curiosity and passion drive us to work collaboratively and create with purpose to deliver superior guest experiences.

From Vision To Reality

Compo Hotels currently operates The Station, located at 745 Old Buncombe Road, Travelers Rest, SC. The ~6.5-acre property sits in the heart of Travelers Rest, adjacent to the bustling Swamp Rabbit Trail.



Depiction of Swamp Rabbit Trail

The Station opened the Wedge Cottages in 2022 as a "proof of concept." This soft launch has allowed The Station the opportunity to refine operations, establish community partnerships, and create strategic marketing plans that focus on long-term development goals.

Current Operations

Cottages: 8 thoughtfully designed cottages providing comfortable and flexible accommodations.



Outdoor Gathering Spaces: Patios and a courtyard with fire pit and grill offer great spaces to gather with friends and family or host a special event.



The Opportunity

We're moving forward with our plans to create a world-class luxury destination. From creative, cozy lodging to customized adventure planning, Compo Hotels is crafting a one-of-a-kind hospitality experience.



Future State

- **Additional Lodging**
  - ➢ 16 suites
  - ➢ 4 treehouses

- **Food + Event Space**
  - ➢ 5,500 square foot Food Hall with 2-3 restaurant spaces for lease
  - ➢ 3,000 square foot indoor Event Space with full-service catering facilities
  - ➢ 1,500 square foot indoor/outdoor thoughtfully designed Barn for special events

- **Enhanced Services**
  - ➢ Welcome Area with staffed lobby to greet guests and event attendees
  - ➢ Basement Facility equipped with office, laundry, housekeeping, and bicycle storage areas
  - ➢ "Adventure Concierge" will create personalized experiences for our guests to encounter local adventures and activities

that prompt deeper connection with nature, themselves, and the local community



Market Trends

At Compo Hotels, we're focused on the fastest-growing travel segments in our own backyard: Active + Adventure travel.

Compo's vision reflects three key travel trends - nature, local affinity, and novel experiences.

Nature is attributed to Wellness...

82% of respondents enjoy walking as their favorite activity to stay healthy while traveling

72% of respondents say they are more focused on self-care than they were a year ago

57% of respondents plan to take extended vacations to focus on wellness

Source: 2023 Global Travel Trends Report by American Express Travel

Supporting Local is now a mass demand...

86% of Gen-Z and Millennial respondents and 83% of all surveyed respondents **want to shop at small businesses when they travel to a new location**

69% of all respondents would **spend more during a vacation if they knew it supported the local community**

88% of all respondents **agreed that dining and shopping at local small businesses brings a more authentic experience**

Source: 2023 Global Travel Trends Report by American Express Travel

The search for new, bespoke experiences is increasing...

66%

of global travelers said they **wanted to have authentic travel experiences** that represent the local culture and communities

Source: 2023 Global Travel Trends Report by American Express Travel

70%

of millennials and Gen Zs report that they **will be seeking travel experiences their family and friends haven't heard of**

90%

of respondents **ranked the appeal of 'luxury educational travel experiences' at 8, 9 or 10 out of 10**

Ideal Location

- TR (Travelers Rest) listed as "SC's Coolest Small Town" in Raleigh Magazine

- TR Listed among "The Best Small Towns in SC" by Southern Living

- TR is located 10 miles north of downtown Greenville SC, offering visitors and residents a blend of serenity and convenience.

- Much more can be found in Visit Greenville SC's Market Report

- Situated in the fastest-growing state in the country.

Stewardship

Stewardship is one of our core values. From innovative storm management techniques to locally sourced materials, the Compo Hotels team makes decisions based on the highest standards of preservation and protection. We have engaged experienced professionals for every aspect of the development, and pledge to be responsible and careful with the health and well-being of the land, fauna, flora, and guests entrusted to our care.

Floor Plans and Renderings

Site plan


SITE INFORMATION:
TOTAL SITE AREA: 6.68 Ac (Includes all parcels)
Treehouse Area: ± 3.23 Ac
3-Story Lodging: ± 1.36 Ac
Event Area: ± 0.88 Ac
Mixed-Use Area: ± 1.21 Ac.
UNIT BREAKDOWN (This Phase):
Building Type Level Units SF Parking Req'd
A Office / Storage B - 4100 SF 6
Restaurant/ Outdoor Seating 1 - 1800 SF 30
Lodging (1BR) 2 - 3 8/Floor - 16
TOTAL PARKING REQ'D (This Phase): 52 Spaces
EXISTING BUILT PARKING: 22 Spaces
EXTRA BUILT PARKING SPACES ALLOWED (Previous Phase) 14 Spaces
ADDITIONAL PARKING PROVIDED (This Phase): 45 Spaces
TOTAL PARKING PROVIDED (This Phase): 59 spaces
FULL DEVELOPMENT PARKING TOTAL: 180 SPACES PROVIDED
11 BICYCLE SPACES REQ'D | 20 BICYCLE SPACES PROVIDED
*Intent of the development is to use shared parking across the site. Due to the location along the Swamp Rabbit Trail, it is the goal of the development to encourage and promote bicycle usage, and bicycle storage and parking will be provided at the site. Offsite parking arrangements may be provided as necessary to meet the intent of the development.
OLD BUNCOMBE ROAD
SWAMP RABBIT TRAIL
EDWARDS STREET
FUTURE PHASE - FINAL DEVELOPMENT PLAN TO BE SUBMITTED AT LATER DATE
PARKING INCLUDED IN THIS PHASE
COTTAGE FOR PREVIOUSLY APPROVED
MIXED USE BUILDING
SURVEY NOTE:
ELEVATIONS ARE BASED ON THE TOPOGRAPHIC SURVEY PROVIDED BY SITE DESIGN, INC., DATED JANUARY 3, 2019.
LEGEND
HEAVY DUTY ASPHALT
CONCRETE
PERVIOUS STONE PAVING
SCDOT ASPHALT
NOTE: STORMWATER WILL BE HANDLED ON SITE THROUGH THE USE OF VEGETATED SWALES / RAIN GARDENS / UNDERGROUND DETENTION (OR A COMBINATION THEREOF)
VICINITY MAP (NTS)
Know what's below. Call before you dig.

Floorplans - Main Building Common Areas



SPECULATIVE SUITE (FUTURE BICYCLE SERVICE)
COMMONS
ELEV.
HOUSE KEEPING
BUSINESS CENTER
UP
UTILITY
RESTAURANT STORAGE

BASEMENT FLOOR PLAN

SWAMP RABBIT TRAIL

LEVEL 1 FLOOR PLAN

Floorplans - Main Building Suites



TYPE C
TYPE A
TYPE B

LEVEL 2 & 3 FLOOR PLAN

Floorplans - Treehouses



Rendering - Treehouses



Business Plan

The Station will target two critical markets, luxury rentals and large event hosting.

Lodging

The Station plans to offer a total of 28 rooms: 16 suites, 8 cottages, and 4 treehouses. Target performance for all lodging is 67.2% occupancy and $425 ADR with an average of 3% year-over-year growth.

Events

Between the 3,000 square foot indoor event space, the outdoor tented space, treehouse board rooms, and other available spaces, The Station aims to generate significant revenue from event hosting. Rates of these spaces are planned for $7,000, $5,000, and $1,000 respectively. With this unique combination of space offerings, The Station aims to host 198 events per year with an average gross revenue of $40,000 per event.

Food and Catering

To service both the guest and events visitors, The Station will provide a Food Hall and Catering services. The 5,500 square foot Food Hall will house 2-3 leasable restaurant spaces and offer guests diverse dining options. The 3,000 square foot indoor event space will contain full-service catering facilities to drive additional revenue.

Timeline



2019
Property assembled
& purchased

Q3 2022
8 Cottage Proof of
Concept opened

Q3 2024
Fundraise complete

Q4 2024
Event Space, Barn &
Treehouses final design

Q4 2024
Lodge planning &
permitting complete

Q1 2025
Lodge construction
begins, site work for
event spaces, barn &
treehouses begins

Q2 2025
Event Space, Barn,
Treehouses finalized,
planning & permitting
complete

Q3 2025
Event Space, Barn,
Treehouses
construction begins

Q2 2026
Construction complete
& soft opening

Q3 2026
Grand Reopening
of full resort

Investment Summary

Target Investment Returns include a Preferred Return, distributions from Operations, and Distributions upon any future capital event.

- Preferred Return of 8.0% for investments under $50,000

- Preferred Return of 8.5% for investments between $50,000 and $249,999

- Preferred Return of 9.0% for investments over $250,000

- Limited time BONUS 0.25%: Any investor whose capital contribution is within the first $3 million of the aggregate capital contributed in this Reg CF offering will receive an additional 25 basis points (0.25%) added to their preferred return percentage based on the size of their investment.

Planned Distributions from Operations are:

(i) First, 70% to the Investor Unitholders on a *pari passu* basis in proportion to their Unpaid Preferred Returns until no Investor Unitholder has an Unpaid Preferred Return;

(ii) Second, 70% to the Investor Unitholders on a *pari passu* basis in proportion to their Unreturned Capital Contributions until no

Investor Unitholder has any Unreturned Capital Contributions, and 30% to the Manager and any Members *para passu*; and

(iii) Third, 30% to the Investor Unitholders on a *pari passu* basis in proportion to their Percentage Interests, and 70% to the Manager and any other Members *para passu*.

Planned Distributions from a Capital Event are the same as the above.

Our People



Brice Bay, Founder & Developer

While most recently CEO of Enveritas Group, a global content marketing enterprise based in Greenville, SC, Brice has founded multiple companies in travel, publishing, technology, and marketing. In addition, he has been a sought after speaker in the hospitality industry. Brice has over 22 years of experience in hospitality marketing for major luxury hotel brands around the world, including Ritz Carlton, Fairmont Hotels and Resorts, Sofitel Hotels, Raffles, and many other global brands.



Matt Grandy, Developer

Matt brings over 20 years of experience in residential and commercial real estate development and construction to Pisgah

Hospitality. Having managed more than $175 million in residential and commercial projects throughout the Southeast during his career, Matt's extensive knowledge of planning, development, and construction management make him a valuable asset to the team.

Documents

Offering docs will be adding when offering is live

DOWNLOAD

Risks

Our business depends upon attracting quality customers.

Our business model depends upon our ability to book quality customers to the Property. In the event that we are not successful in attracting quality customers, our cash flow will be adversely affected.

Competition from Other Properties.

The Property will compete with other hotel properties in the same geographic area.

Competition in the identified target markets areas is significant and likely to increase during the anticipated investment term and may affect the Property's ability to attract customers. Moreover, if development of other properties similar to the Property by other operators were to increase, competition with the Property could intensify. Competition in the local market could decrease the Company's ability to attract quality customers, cause an increase in operating expenses, make refinancing a bank loan more difficult or impossible, make a sale of the Property more difficult or less profitable, or otherwise make it difficult or impossible to operate the Property profitably.

Our marketing strategies and channels will evolve and may not be successful.

We expect to incur substantial costs and expend other resources in our marketing efforts to attract quality customers. Our strategy is expected to include public relations, digital and social media, and promotions. We expect to rely heavily on social media for many of our marketing efforts. If consumer sentiment towards social media changes or a new medium of communication becomes more mainstream, we may be required to fundamentally change our marketing strategies which could require us to incur significantly more costs. Some of our marketing initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

Risks Associated with the Property.

The Company is required under law to have insurance to cover the Property from any losses customarily covered in the hotel industry. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our business operations. In addition, they may generate negative publicity, which could reduce guest traffic. Although we maintain what we believe to be adequate levels of insurance to cover any of these liabilities, insurance may not be available at all or in sufficient amounts with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

The Property will be subject to regulation.

The Property intends to conform to all applicable governmental rules and regulations.

We are required to ensure that the third-party owned and managed Property restaurant shall act in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of South Carolina and Traveler's Rest. Alcoholic beverage control regulations relate to numerous aspects of daily operations of a restaurant, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and the storage and dispensing of alcoholic beverages. Failure to comply with federal, state or local regulations could cause any licenses we obtain (or third parties) to be revoked and force us to cease the sale of alcohol. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of any restaurant or increase the costs associated therewith.

Additionally, we are also subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We expect to carry liquor liability coverage as part of our existing comprehensive general liability insurance.

Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.

The Property intends to offer a full-service food menu. Food safety is a top priority, and we will dedicate substantial resources to ensure the safety and quality of the food we serve. Nevertheless, we face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We will rely on third-party food suppliers and distributors to properly handle, store and transport ingredients to the third party owned and operated restaurant. Any failure by our suppliers, or their suppliers, could cause ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services. Regardless of the source or cause, any report of foodborne illnesses or food safety issues, whether or not accurate, at the Property could adversely affect our brand and reputation, which in turn could result in reduced guest traffic and lower sales.

See the Form C and exhibits for additional risks and disclosures

Disclosures

The Company Form C filing can be found here.

Vicinity will be compensated upon a successful raise at between 4.75% and 5.25% of the total amount raised (depending on the amount raised between the minimum and maximum), plus securities in the same form offered to the public equal to 2% of the total number of securities sold in the offering.

There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from the Company to investors that will be withheld from the payments to investors.



1708-C Augusta St. #115
Greenville, SC29605

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